August 14, 2025

Steve Sonne
Chief Legal Officer
Palladyne AI Corp.
650 South 500 West, Suite 150
Salt Lake City, UT 84101

       Re: Palladyne AI Corp.
           Registration Statement on Form S-3
           Filed August 6, 2025
           File No. 333-289308
Dear Steve Sonne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael Nordtvedt